SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               -------------


                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)


                         HOWMET INTERNATIONAL INC.
                         -------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  ---------------------------------------
                       (Title of Class of Securities)


                                 443208103
                                 ---------
                               (CUSIP Number)


                         LAWRENCE R. PURTELL, ESQ.
                                 ALCOA INC.
                            201 ISABELLA STREET
                       PITTSBURGH, PENNSYLVANIA 15212
                               (412) 553-4545

                                  Copy to:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                MAY 22, 2000
          (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |



CUSIP NO. 443208103                        13D       PAGE  2  OF 7 PAGES


     1 NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Cordant Technologies Holding Company         51-0336475

     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [x]
                                                                   (b) [ ]

     3 SEC USE ONLY

     4 SOURCE OF FUNDS
               OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             [  ]

     6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

    NUMBER OF           7      SOLE VOTING POWER
      SHARES                        N/A
   BENEFICIALLY
     OWNED BY           8      SHARED VOTING POWER
       EACH                         N/A
    REPORTING
   PERSON WITH          9      SOLE DISPOSITIVE POWER
                                    N/A

                       10       SHARED DISPOSITIVE POWER
                                    N/A

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               84,650,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES                                                 [  ]

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               84.6%

    14 TYPE OF REPORTING PERSON*
               CO



CUSIP NO. 443208103                        13D       PAGE  3  OF  7 PAGES


     1 NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Cordant Technologies Inc.                  36-2678716

     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [x]
                                                                    (b) [ ]

     3 SEC USE ONLY

     4 SOURCE OF FUNDS
               OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                            [  ]

     6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

    NUMBER OF           7    SOLE VOTING POWER
      SHARES                    N/A
   BENEFICIALLY
     OWNED BY           8    SHARED VOTING POWER
       EACH                     N/A
    REPORTING
   PERSON WITH          9    SOLE DISPOSITIVE POWER
                                N/A

                       10    SHARED DISPOSITIVE POWER
                                N/A

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               84,650,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES                                                    [  ]

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               84.6%

    14 TYPE OF REPORTING PERSON*
               CO; HC



CUSIP NO. 443208103                        13D       PAGE  4  OF 7 PAGES


     1 NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Alcoa Inc.                          25-0317820

     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [x]
                                                                      (b) [ ]

     3 SEC USE ONLY

     4 SOURCE OF FUNDS
               OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                            [  ]

     6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Pennsylvania

    NUMBER OF             7   SOLE VOTING POWER
      SHARES                     84,650,000
   BENEFICIALLY
     OWNED BY             8   SHARED VOTING POWER
       EACH                      NONE
    REPORTING
   PERSON WITH            9   SOLE DISPOSITIVE POWER
                                 84,650,000

                         10   SHARED DISPOSITIVE POWER
                                 NONE

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               84,650,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES                                                [  ]

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               84.6%

    14 TYPE OF REPORTING PERSON*
               CO; HC



ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Howmet Shares"), of Howmet International Inc., a Delaware corporation ("Howmet"). The address of the principal executive offices of Howmet is 475 Steamboat Road, Greenwich, Connecticut 06830.


ITEM 2. IDENTITY AND BACKGROUND.

        Alcoa Inc. ("Alcoa") is a Pennsylvania corporation with its principal executive offices located at 201 Isabella Street, Pittsburgh, Pennsylvania 15212. Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa serves customers worldwide, primarily in the transportation (including aerospace, automotive, rail and shipping), packaging, building and industrial markets, with a great variety of fabricated and finished products. Alcoa is organized into approximately 25 independently managed business units and has over 250 operating locations in 31 countries.

        None of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I hereto has, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 25, 2000, Alcoa completed its acquisition of Cordant Technologies Inc., a Delaware corporation ("Cordant"), in accordance with the Agreement and Plan of Merger, dated as of March 14, 2000, by and among Alcoa, Omega Acquisition Corp., a wholly owned subsidiary of Alcoa, and Cordant (the "Cordant Merger Agreement"). Cordant beneficially owns indirectly 84,650,000 Howmet Shares. The total amount of funds required for the acquisition of Cordant was approximately $2,268 million, which was obtained from Alcoa's internally generated funds and the issuance of commercial paper. No additional funds were required in connection with the Howmet Shares beneficially owned by Cordant.


ITEM 4. PURPOSE OF TRANSACTION.

        Cordant Technologies Holding Company ("Holding"), a Delaware corporation and a wholly owned subsidiary of Cordant, is the beneficial owner of 84,650,000 Howmet Shares directly owned by it, or approximately 84.6% of the Howmet Shares outstanding. Consequently, Alcoa, as the sole stockholder of Cordant, may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own indirectly the 84,650,000 Howmet Shares beneficially owned by Holding, or approximately 84.6% of the Howmet Shares outstanding.

        Separately, on April 18, 2000, HMI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Alcoa ("HMI"), commenced a tender offer to purchase all of the Howmet Shares, not including the shares of common stock held by Cordant, Holding or any of their affiliates, at a price of $20.00 per Howmet Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase by HMI (the "HMI Offer to Purchase"), dated April 18, 2000, and in the related Letter of Transmittal (which together constitute the "Howmet Offer"). The Howmet Offer is currently scheduled to expire at 5:00 p.m. (New York
City time) on Friday, June 2, 2000, and Alcoa has announced that it will not under any circumstances extend the Howmet Offer beyond Friday, June 2, 2000.

        The purpose of the Howmet Offer is to facilitate Alcoa's acquisition of the entire equity interest in Howmet. If Alcoa purchases shares in the Howmet Offer, Alcoa intends, as soon as practicable following consummation of the Howmet Offer, to propose and seek to have Howmet consummate a merger with HMI or another direct or indirect wholly owned subsidiary of Alcoa (the "Howmet Merger"). If, however, the Howmet Offer expires without Alcoa purchasing any shares in the Offer, Alcoa intends to evaluate the business and operations of Howmet from time to time and will take such actions as it deems appropriate under the circumstances then existing, including, without limitation, making such changes to the Board of Directors and officers of Howmet as it considers appropriate. In addition, Alcoa intends to review from time to time its investment in Howmet and depending on financial, economic, market and other conditions may seek to purchase additional Howmet Shares.

          Except as provided herein or in the HMI Offer to Purchase, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference, Alcoa has no present plans or proposals that would relate to or result in (a) the acquisition by any person of additional securities of Howmet or the disposition of securities of Howmet; (b) an extraordinary corporate transaction involving Howmet or any of its subsidiaries (such as a merger, reorganization or liquidation); (c) a sale or transfer of a material amount of assets of Howmet or any of its subsidiaries; (d) any change in the Board of Directors or the management of Howmet; (e) any material change in Howmet's capitalization or dividend policy; (f) any other material change in Howmet's business or corporate structure; (g) changes in Howmet's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Howmet by any person; or (h) a class of equity securities of Howmet being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Holding is the beneficial owner of 84,650,000 Howmet Shares directly owned by it, or approximately 84.6% of the Howmet Shares outstanding. Consequently, Alcoa, as the sole stockholder of Cordant, may be deemed, for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the 84,650,000 Howmet Shares beneficially owned by Holding, or approximately 84.6% of the Howmet Shares outstanding. Alcoa has the sole power to vote or direct the vote of its 84,650,000 Howmet Shares.

        Other than as described in this Schedule 13D, there have been no transactions in Howmet Shares effected during the past 60 days by Alcoa or any of the persons set forth in Schedule I hereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        CORPORATE AGREEMENT AND LETTER AGREEMENT

        On March 13, 2000, Cordant and Howmet amended the Corporate Agreement, dated December 2, 1997, by and among Cordant, Holding and Howmet, relating to Cordant's ownership of Howmet Shares. Under the amended Corporate Agreement, Cordant has agreed not to acquire any Howmet Shares if such acquisition would reduce the number of the outstanding publicly-held Howmet Shares (the "Publicly Held Howmet Shares") below 14% of the outstanding Howmet Shares unless (1) the acquisition is approved by the committee of independent directors of Howmet (the "Howmet Independent Committee"), (2) the acquisition is accomplished by a tender offer for all of the Publicly Held Howmet Shares that is conditioned upon the tender of a majority of the Publicly Held Howmet Shares, with a merger following on the same terms, or (3) the acquisition is accomplished by a merger that has been approved by the affirmative vote of a majority of the Publicly Held Howmet Shares. A copy of the amendment to the Corporate Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

        Alcoa has separately agreed with Howmet to be bound by the same limitations with respect to the acquisition of the Publicly Held Howmet Shares as Cordant under the Corporate Agreement. These arrangements were approved by the Board of Directors of Howmet with the recommendation and concurrence of the Howmet Independent Committee. The Howmet Independent Committee also approved Alcoa's becoming an "interested stockholder" of Howmet under Section 203 of the Delaware General Corporation Law as a result of the Cordant Merger Agreement. A copy of the letter agreement between Alcoa and Howmet, pursuant to which Alcoa agreed to be bound, is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.


        EMPLOYEE STOCK OPTIONS AND OTHER EMPLOYEE BENEFITS

        In connection with the Howmet Offer, Alcoa intends to offer to each holder of an outstanding option to purchase Howmet Shares (including any related alternative rights) granted under any stock option or compensation plan or arrangement of Howmet or its subsidiaries (collectively, the "Howmet Option Plans") (including those granted to current or former employees and directors of Howmet or any of its subsidiaries) (the "Employee Stock Options") that is outstanding immediately prior to the first purchase of Howmet Shares pursuant to the Howmet Offer (the "Purchase Date") to cancel such Employee Stock Option in exchange for an amount in cash equal to the product of (x) the difference between the $20.00 per Howmet Share offer price (the "Offer Price") and the per share exercise price of such Employee Stock Option and (y) the number of Howmet Shares covered by such Employee Stock Option. HMI expects that all payments in respect of such Employee Stock Options will be made as promptly as practicable after the Purchase Date, subject to the collection of all applicable withholding taxes required by law to be collected by Howmet. Each Employee Stock Option, the holder of which does not accept such offer, that remains outstanding immediately before the effective time of the Howmet Merger (the "Effective Time") will be assumed by Alcoa and converted, effective as of the Effective Time, into an option with respect to that number (the "New Share Number") of shares of common stock, par value $1.00 per share, of Alcoa ("Alcoa Common Stock") that equals the number of Shares subject to such Employee Stock Option immediately before the Effective Time, times an amount equal to the Offer Price (or any higher price per share that is paid in the offer) divided by the Alcoa Share Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the Effective Time, divided by the New Share Number, rounded to the nearest whole cent; provided, that in the case of any such option that was granted as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and did not cease to qualify as such as a result of any acceleration of vesting provided for above or otherwise, the number of shares will be rounded down to the nearest whole number to determine the New Share Number, and the new per-share exercise price will be determined by rounding up to the nearest whole cent. The "Alcoa Share Value" means the average of the daily high and low trading prices of the Alcoa common stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the Effective Time.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        99.1. Offer to Purchase, dated April 18, 2000, by HMI Acquisition Corp., incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Alcoa Inc. and HMI Acquisition Corp. on April 18, 2000.

        99.2. Amendment, dated March 13, 2000, to the Corporate Agreement between Howmet International Inc., Cordant Technologies Holding Company and Cordant Technologies Inc., incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Alcoa Inc. and Omega Acquisition Corp. on March 20, 2000.

        99.3. Letter Agreement, dated March 13, 2000, between Alcoa Inc. and Howmet International Inc., incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Alcoa Inc. and Omega Acquisition Corp. on March 20, 2000.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.


Dated:  May 31, 2000

                                            ALCOA  INC.


                                            By: /s/ Richard B. Kelson
                                               ------------------------------
                                               Name:  Richard B. Kelson
                                               Title: Chief Financial Officer



                                                                 SCHEDULE I


                 DIRECTORS AND EXECUTIVE OFFICERS OF ALCOA

        The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Alcoa. Unless otherwise indicated, the current business address of each person is 201 Isabella Street, Pittsburgh, Pennsylvania 15212. Unless otherwise indicated, each such person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with Alcoa.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                      EMPLOYMENT; MATERIAL POSITIONS
NAME, AGE AND BUSINESS ADDRESS                        HELD DURING THE PAST FIVE YEARS
------------------------------                        --------------------------------
Kenneth W. Dam, 67 . . . . . . . . . . . . Max Pam Professor of American and Foreign Law,
  University of Chicago Law School         University of Chicago Law School since 1992; Director of
  5801 South Ellis Avenue                  Council on Foreign Relations and the  Brookings Institution.
  Chicago, IL 60637-1496

Joseph T. Gorman, 62 . . . . . . . . . . . Chairman and Chief Executive Officer, TRW Inc. since 1988;
  TRW Inc.                                 Director of The Procter & Gamble  Company and TRW.
  1900 Richmond Road
  Cleveland, OH 44124-3760

Judith M. Gueron, 58. . . . . . . . . . . .President, Manpower Demonstration Research Corporation
  Manpower Demonstration                   since 1986.
  Research Corporation
  16 East 34th Street
  New York, NY 10016-4328

Sir Ronald Hampel, 67 . . . . . . . . . . .Chairman of United News & Media plc since April 1999;
  United News & Media plc                  Chairman, Imperial Chemical Industries PLC (ICI), from 1995
  32 Union Square East, 5th Floor          to 1999; Deputy Chairman and Chief Executive of ICI from
  New York, NY 10003-3209                  1993 to 1995; Chairman of the UK Committee on Corporate
                                           Governance; Director of ICI from 1985 to 1999; Director of BAE
                                           Systems PLC and the All England Lawn Tennis Club (Wimbledon)
                                           Limited. Sir Hampel is a citizen of the United Kingdom.

Hugh M. Morgan, 59 . . . . . . . . . . . . Managing Director since 1986 and Chief Executive
  WMC Limited                              Officer since 1990 of WMC Limited; Director of Reserve
  IBM Centre 60 City Road                  Bank of Australia and a number of industry, business, trade and
  Southbank Victoria 3006,  Australia      international associations and advisory groups.  Mr. Morgan is a citizen of Australia.

John P. Mulroney, 64 . . . . . . . . . . . (Former) President and Chief Operating Officer,
  510 Walnut Street                        Rohm and Haas Company from 1986 to 1998;
  Suite 1500                               Director of Rohm and Haas from 1982 to 1998; Director of
  Philadelphia, PA 19106                   Teradyne, Inc.

Paul H. O'Neill, 64 . . . . . . . . . . . .Chairman of the Board since 1987; Chief Executive Officer from 1987 to May 1999; Director of Eastman Kodak Company,
                                           Gerald R. Ford Foundation, Lucent Technologies Inc.,
                                           Manpower Demonstration Research Corporation, National
                                           Association of Securities Dealers, Inc. and The RAND
                                           Corporation

Henry B. Schacht, 65 . . . . . . . . . . . Managing Director, E. M. Warburg, Pincus & Co., LLC, since
  E. M. Warburg, Pincus & Co., LLC         January 2000; Senior Advisor to Lucent Technologies Inc.
  466 Lexington Avenue, 10th Floor         from February 1998 to February 1999; Chairman of Lucent
  New York, NY 10017-3140                  Technologies from 1996 to 1998; Chief Executive Officer of
                                           Lucent Technologies from February 1996 to October 1997;
                                           Chairman of Cummins Engine Company, Inc. from 1977 to
                                           1995 and its Chief Executive Officer from 1973 to 1994;
                                           Director of Cummins Engine Company, Inc., The Chase
                                           Manhattan Bank, The Chase Manhattan Corporation, Johnson
                                           & Johnson, Knoll, Inc., Lucent Technologies Inc. and The New
                                           York Times Company.

Franklin A. Thomas, 65 . . . . . . . . . . Consultant, TFF Study Group; President of the Ford
  TFF Study Group                          Foundation from 1979 to 1996; Director of Citigroup Inc.,
  595 Madison Avenue                       Conoco Inc., Cummins Engine Company, Inc., Lucent
  33rd Floor                               Technologies Inc. and PepsiCo, Inc.
  New York, NY 10022

Marina v.N. Whitman, 64. . . . . . . . . . Professor of Business Administration and Public Policy,
  University of Michigan                   School of Business Administration and the School of Public
  Ann Arbor, MI 48109-1318                 Policy at the University of Michigan since 1992; Director of
                                           The Chase Manhattan Corporation, The Procter & Gamble
                                           Company and Unocal Corporation.

Alain J. P. Belda, 56 . . . . . . . . . . .President and Chief Executive Officer since May 1999;
                                           President and Chief Operating Officer from 1997 to May 1999;
                                           Vice Chairman from 1995 to 1997; Executive Vice President
                                           from 1994 to 1995; Director of Citigroup Inc., Cooper
                                           Industries, Inc., E. I. du Pont de Nemours and Company and
                                           The Ford Foundation. Mr. Belda is a citizen of Brazil.

Michael Coleman, 49 . . . . . . . . . . . .Vice President and President--Alcoa Rigid  Packaging
                                           Division. Mr. Coleman joined Alcoa  in January 1998. He had been Vice President-- Operations of North Star Steel from 1993 to 1994, Executive Vice President--Operations  from 1994 to
                                           1996 and President from 1996 through 1997. Mr. Coleman
                                           joined North Star Steel in 1982.

L. Patrick Hassey, 54 . . . . . . . . . . .Executive Vice President of Alcoa and Group President-Alcoa
                                           Industrial Components since May 2000.  Vice President and
                                           President-Alcoa Europe from November 1997 to May 2000.
                                           Mr. Hassey joined Alcoa in 1967 and was named Davenport
                                           Works Manager in 1985.  In 1991, he was elected a Vice
                                           President of Alcoa and appointed President-Aerospace/Commercial
                                           Rolled Products Division. He was appointed President-Alcoa Europe in November 1997.

Barbara S. Jeremiah, 48 . . . . . . . . . .Vice President-Corporate Development. Ms. Jeremiah joined
                                           Alcoa in 1977 as an attorney and was elected Assistant General
                                           Counsel in 1992 and Corporate Secretary in 1993. She was
                                           elected to her current position in 1998, where she heads Alcoa corporate development activities.

Richard B. Kelson, 53 . . . . . . . . . . .Executive Vice President and Chief Financial Officer. Mr.
                                           Kelson was elected Assistant General Counsel in 1989, Senior
                                           Vice President--Environment, Health and Safety in 1991 and
                                           Executive Vice President and General Counsel in May 1994.
                                           He was named to his current position in May 1997.

Frank L. Lederman, 50. . . . . . . . . . . Vice President.and Chief Technical Officer.  Mr. Lederman
                                           was Senior Vice President and  Chief Technical Officer of
                                           Noranda, Inc., a  Canadian-based, diversified natural resource company, from 1988 to 1995. He joined Alcoa as a Vice
                                           President in May 1995 and became  Chief Technical Officer in
                                           December 1995. In  his current position Mr. Lederman directs operations of the Alcoa Technical Center.

Joseph C. Muscari, 53 . . . . . . . . . . .Vice President--Environment, Health and  Safety, Audit and
                                           Compliance. Mr. Muscari  joined Alcoa in 1969 and was
                                           named  President--Alcoa Asia in 1993. In 1997, he
                                           was elected Vice President--Audit. He was  named to his
                                           current position in May 1999 and  is responsible for EHS
                                           policy, standards and  strategy and the Alcoa integrated audit process. In addition, Mr. Muscari is the chief compliance
                                           officer for the company.

G. John Pizzey, 54 . . . . . . . . . . . . Vice President.and.President--Alcoa World Alumina and
                                           Chemicals. Mr. Pizzey joined Alcoa of Australia Limited in
                                           1970 and was appointed to the board of Alcoa of Australia
                                           as Executive Director--Victoria Operations and Managing
                                           Director of Portland Smelter Services in 1986. He was named
                                           President--Bauxite and Alumina Division of Alcoa in 1994
                                           and President--Primary Metals Division of Alcoa in 1995. Mr.
                                           Pizzey was elected a Vice President of Alcoa in 1996 and was appointed President--Alcoa World Alumina in November
                                           1997. Mr. Pizzey is a citizen of Australia.

Lawrence R. Purtell, 52 . . . . . . . . . .Executive Vice President and General Counsel since 1997;
                                           from 1996 to 1997, Senior Vice President, General Counsel and
                                           Corporate Secretary of Koch Industries, Inc.; from 1993
                                           to 1996, Senior Vice President, General Counsel and Corporate
                                           Secretary of McDermott International, Inc.; and from 1992 to
                                           1993, Vice President and General Counsel of Carrier
                                           Corporation, a unit of United Technologies Corporation.

Robert F. Slagle, 59 . . . . . . . . . . . Executive Vice.President, Human Resources and
                                           Communications.  Mr. Slagle was elected Treasurer in 1982
                                           and Vice President in 1984.  In 1986, he was named Vice
                                           President-Industrial Chemicals and, in 1987, Vice
                                           President-Industrial Chemicals and U.S. Alumina Operations.
                                           Mr. Slagle served as Vice President-Raw Materials, Alumina and Industrial Chemicals in 1989, and Vice President of Alcoa
                                           and Managing Director-Alcoa of Australia Limited in 1991.
                                           He was named President-Alcoa World Alumina in 1996 and
                                           was elected to his current position in November 1997.

G. Keith Turnbull, 64 . . . . . . . . . . .Executive Vice President--Alcoa Business System. Dr.
                                           Turnbull was appointed Assistant Director of Alcoa
                                           Laboratories in 1980. He was named Director--Technology
                                           Planning in 1982, Vice President--Technology Planning in
                                           1986 and Executive Vice President--Strategic
                                           Analysis/Planning and Information in 1991. In January 1997 he
                                           was named to his current position, with responsibility for company-wide implementation of the Alcoa Business System.